Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-259102

December 7, 2021

Western Digital Corporation

$500,000,000 2.850% Senior Notes due 2029 (the “2029 Notes”)

$500,000,000 3.100% Senior Notes due 2032 (the “2032 Notes”)

(collectively, the “notes”)

Pricing Term Sheet

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms Applicable to the 2029 Notes

Issuer:	Western Digital Corporation (the “Issuer”)

Securities Offered:	2.850% Senior Notes due 2029

Aggregate Principal Amount:	$500,000,000

Expected Ratings:*	Baa3/BB+/BBB-

Trade Date:	December 7, 2021

Final Maturity Date:	February 1, 2029

Public Offering Price:	99.816%, plus accrued interest, if any, from December 10, 2021

Coupon:	2.850%

Yield to Maturity:	2.879%

Spread to Benchmark Treasury:	+145 bps

Benchmark Treasury:	1.500% UST due November 30, 2028

Benchmark Treasury Price and Yield:	100-15 and 1.429%

Interest Payment Dates:	February 1 and August 1

First Interest Payment Date:	February 1, 2022

Optional Redemption:

Prior to December 1, 2028 (two months prior to the maturity date of the 2029 Notes), the Issuer may at its option redeem all or a portion of the 2029 Notes at a redemption price equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on December 1, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus (x) 25 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the 2029 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

In addition, on or after December 1, 2028 (two months prior to the maturity date of the 2029 Notes), the Issuer may redeem the 2029 Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

Change of Control:	Putable at 101% of aggregate principal amount thereof, plus accrued and unpaid interest

CUSIP:	958102 AQ8

ISIN:	US958102AQ89

Terms Applicable to the 2032 Notes

Issuer:	Western Digital Corporation (the “Issuer”)

Securities Offered:	3.100% Senior Notes due 2032

Aggregate Principal Amount:	$500,000,000

Expected Ratings:*	Baa3/BB+/BBB-

Trade Date:	December 7, 2021

Final Maturity Date:	February 1, 2032

Public Offering Price:	99.726%, plus accrued interest, if any, from December 10, 2021

Coupon:	3.100%

Yield to Maturity:	3.132%

Spread to Benchmark Treasury:	+165 bps

Benchmark Treasury:	1.375% UST due November 15, 2031

Benchmark Treasury Price and Yield:	99-00+ and 1.482%

Interest Payment Dates:	February 1 and August 1

First Interest Payment Date:	February 1, 2022

Optional Redemption:

Prior to November 1, 2031 (three months prior to the maturity date of the 2032 Notes), the Issuer may at its option redeem all or a portion of the 2032 Notes at a redemption price equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on November 1, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus (x) 25 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the 2032 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

In addition, on or after November 1, 2031 (three months prior to the maturity date of the 2032 Notes), the Issuer may redeem the 2032 Notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

Change of Control:	Putable at 101% of aggregate principal amount thereof, plus accrued and unpaid interest

CUSIP:	958102 AR6

ISIN:	US958102AR62

Terms applicable to the notes

Distribution:	SEC Registered

Listing:	The notes will not be listed on any securities exchange

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:

BofA Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

SMBC Nikko Securities America, Inc.

HSBC Securities (USA) Inc.

Citigroup Global Markets Inc.

Truist Securities, Inc.

TD Securities (USA) LLC

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Co-Managers:	Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc. BBVA Securities Inc. Scotia Capital (USA) Inc. Fifth Third Securities, Inc.

Settlement Date:

December 10, 2021 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on or about December 10, 2021, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+ 3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, underwriters who wish to trade notes more than two business days prior to December 10, 2021 will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Underwriters of the notes who wish to trade the notes during such period should consult their advisors.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement dated December 7, 2021, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request it from BofA Securities at (800) 294-1322 (toll free) or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at (212) 834-4533 or MUFG Securities Americas Inc. at (877) 649-6848 (toll free).